Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PPL Corporation for the registration of indeterminable amounts of common stock, preferred stock, stock purchase contracts, stock purchase units, depositary shares and debt securities and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements and schedule of PPL Corporation, and the effectiveness of internal control over financial reporting of PPL Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 28, 2012